Dreyfus BASIC U.S. Mortgage Securities Fund

ANNUAL REPORT December 31, 2006




Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Fund Performance

7 Understanding Your Fund's Expenses

7 Comparing Your Fund's Expenses
       With Those of Other Funds

8 Statement of Investments

12 Statement of Financial Futures

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

16 Financial Highlights

17 Notes to Financial Statements

25 Report of Independent Registered
        Public Accounting Firm

26 Important Tax Information

27 Board Members Information

30 Officers of the Fund

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC U.S. Mortgage Securities Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a year of low volatility in the U.S. bond market. Yields of 10-year Treasury securities remained within a relatively narrow range of just 75 basis points, making 2006 the third least volatile bond market since 1970. Yet, a number of developments during the year might have suggested otherwise, including mounting economic uncertainty, volatile energy prices, softening real estate markets, a change in U.S. monetary policy and ongoing geopolitical turmoil.

Why did fixed-income investors appear to shrug off some of the year's more negative influences? In our analysis, investors disregarded near-term concerns in favor of a longer view, looking to broader trends that showed moderately slower economic growth, subdued inflation, stabilizing short-term interest rates, a flat "yield curve" and persistently strong credit fundamentals. Indeed, 2006 confirmed that reacting to near-term influences with extreme shifts in investment strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet long-term goals, while attempting to ignore short term market fluctuations.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Robert Bayston, Portfolio Manager

How did Dreyfus BASIC U.S. Mortgage Securities Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the fund achieved a total return of 3.65% and provided aggregate income dividends of $0.67.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 4.61%.[2]

Despite rising short-term interest rates over the first half of 2006 and occasional bouts of economic and inflation concerns, mortgage-backed securities fared relatively well over the course of the year in an environment of persistently low price volatility. The fund's return was lower than that of its benchmark, due primarily to lagging performance from tactical positions in Treasury Inflation Protected Securities (TIPS) and the fund's relatively defensive positioning during an unexpected market rally in December. These disappointments were partly offset by our emphasis on non-agency mortgage-backed securities, asset-backed securities and commercial mortgage-backed securities, which provided higher yields than traditional pass-through securities from U.S. government agencies.

What is the fund's investment approach?

The fund seeks to maximize total return consisting of capital appreciation and current income. The fund invests primarily in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also invest in other government agency securities, such as Fannie Maes, as well as U.S. Treasury securities, asset-backed securities and other privately issued mortgage-backed securities.

What other factors influenced the fund's performance?

As it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates over the first half of 2006 in an attempt to forestall an acceleration of inflation in a growing U.S.

economy. Four rate hikes pushed the overnight federal funds rate to 5.25% by the end of June. Despite these inflation-fighting measures, concerns regarding intensifying inflationary pressures arose during the first half of the year when energy prices climbed to record levels and labor markets strengthened. Indeed, investors' inflation concerns were particularly severe between May and July, due in part to hawkish comments from Fed members that caused investors to revise upward their expectations for interest rates and inflation. Nonetheless, implied volatility in the bond market remained near historically low levels, supporting prices of mortgage-backed securities and enabling them to deliver higher total returns than U.S. Treasury securities.

Economic conditions changed markedly over the second half of the year, as softening housing markets suggested that the U.S. economy was growing more slowly. This perception was later confirmed when the U.S. Department of Commerce announced an annualized GDP growth rate of 2.0% for the third quarter of 2006, down from 2.6% and 5.6% for the second and first quarters, respectively. Citing the economic slowdown and the likelihood of easing inflationary pressures, the Fed refrained from raising interest rates at meetings of its Federal Open Market Committee in August, September, October and December. Like other bond market sectors, mortgage-backed securities rallied as investors first anticipated and then reacted to the Fed's first pauses in more than two years.

In this generally favorable investment environment, we found what we delivered were relatively compelling opportunities among mortgage-related securities outside of the traditional pass-through instruments that comprise the bulk of the fund's benchmark. In our judgment, securities such as non-agency mortgage-backed securities, asset-backed securities and commercial mortgage-backed securities provided higher yields and lower levels of prepayment risk than Ginnie Mae pass-through securities.

In addition, in anticipation of a possible uptick in inflation, we allocated a portion of the fund's assets to TIPS in the fall. However, falling energy prices caused the inflation rate to moderate, and TIPS underperformed mortgage-backed securities. Likewise, we used futures contracts to

position the fund more defensively for wider yield differences along the bond market's maturity spectrum, but this strategy detracted modestly from performance when yield differences continued to narrow.

What is the fund's current strategy?

Market volatility continued to fall near year-end as it became clearer to fixed-income investors that the Fed is not likely to raise or reduce short-term interest rates over the foreseeable future. In our view recent evidence of stronger-than-expected economic growth appears to have pushed back any expectations of a rate cut, while relatively benign inflation indicators currently show little need to raise short-term interest rates further. Accordingly, we have set the fund's average duration in a range that is neutral to slightly longer than industry averages. In addition, we have maintained the fund's emphasis on non-agency, asset-backed and commercial mortgage-backed securities, which generally produced higher yields than traditional pass-throughs. Although we sold the fund's position in TIPS due to signs that inflation remains low, we may reestablish a position if energy prices begin to move higher.

January 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Performance figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders would be given at least 90 days' notice if Dreyfus were to terminate or modify it. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund and the Lehman Brothers GNMA Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Fund	**3.65%**	**4.44%**	**5.77%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC U.S. Mortgage Securities Fund on 12/31/96 to a $10,000 investment made in the Lehman Brothers GNMA Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged, unhedged total return performance benchmark for the GNMA market, consisting of 15- and 30-year fixed-rate GNMA securities backed by mortgage pools of the Government National Mortgage Association. All issues have at least one year to maturity and an outstanding par value of at least $100 million. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 3.35
Ending value (after expenses)	$1,046.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 3.31
Ending value (after expenses)	$1,021.93

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

December 31, 2006

Bonds and Notes–102.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans–.5%**				
Equivantage Home Equity Loan Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	539,749	**538,274**
Commercial Mortgage **Pass-Through Ctfs.–.5%**				
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	5.63	1/25/37	495,646 a,b	**495,646**
Residential Mortgage **Pass-Through Ctfs.–5.5%**				
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31 Cl. 2A1	5.52	1/25/36	236,403 b	235,356
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2002-19, Cl. B1	5.96	11/25/32	502,064 b	500,913
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,363,823	1,372,700
GMAC Mortgage Corp. Loan Trust, Ser. 2004-J1, Cl. M3	5.50	4/25/34	775,613	707,628
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	3.55	12/25/34	1,031,267 b	1,033,550
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.20	9/25/36	234,006 b	236,425
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	500,000 b	499,130
J.P. Morgan Mortgage Trust, Ser. 2003-A1, Cl. 1A1	4.35	10/25/33	529,291 b	517,689
J.P. Morgan Mortgage Trust, Ser. 2005-A7, Cl. 1A2	4.99	10/25/35	275,000 b	271,317
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	330,000 b	322,232
				5,696,940
U.S. Government Agencies–2.7%				
Federal National Mortgage Association, Notes	2.63	1/19/07	775,000	774,076
Federal National Mortgage Association, Notes	5.00	1/15/07	2,000,000	1,999,846
				2,773,922

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed–88.6%		
Federal Home Loan Mortgage Corp.:		
6.00%	6,175,000 c	6,257,980
Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12	39,904 d	4,340
Federal National Mortgage Association:		
6.00%	5,550,000 c	5,588,129
5.00%, 1/1/18–4/1/20	2,131,139	2,096,726
Government National Mortgage Association I:		
5.00%	750,000 c	729,375
6.00%	2,175,000 c	2,205,581
6.50%	500,000 c	512,965
5.00%, 5/15/33–10/15/35	7,131,388	6,942,493
5.50%, 6/15/20–9/15/35	22,326,196	22,238,502
6.00%, 10/15/19–3/15/36	2,165,021	2,198,436
6.50%, 10/15/10–9/15/31	25,548	26,227
7.00%, 1/15/24–2/15/24	63,461	65,602
7.50%, 12/15/23	9,887	10,315
8.00%, 4/15/08–12/15/22	232,226	244,439
8.50%, 1/15/20–3/15/22	30,096	32,365
9.00%, 11/15/19–11/15/22	12,854	13,842
9.50%, 9/15/19–10/15/20	8,247	9,016
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	406,323	398,486
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	531,092	516,959
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,134,678	1,111,972
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	1,075,372	1,052,749
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,432,201	1,400,645
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	409,895	403,341
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	574,000	564,104
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	2,904,000	2,909,978
Government National Mortgage Association II:		
5.00%, 9/20/33–1/20/36	7,626,589	7,390,157
5.38%, 4/20/30	209,770 b	211,842
5.50%, 7/20/30–1/20/36	6,146,374 b	6,105,662
6.00%, 6/20/35–6/20/36	14,457,961	14,628,804
6.50%, 6/20/31–10/20/36	4,749,734	4,857,653
7.00%, 12/20/27–8/20/31	737,100	759,248
9.00%, 1/20/20–7/20/25	22,336	24,077
9.50%, 9/20/21–12/20/21	10,649	11,636
		91,523,646

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Inflation Protected Securities—4.0%		
2.00%, 1/15/16	4,311,741 e,f	**4,163,256**
U.S. Treasury Notes—.7%		
3.50%, 8/15/09	129,000 f,g	125,140
3.50%, 2/15/10	560,000 f	540,488
		665,628
Total Bonds and Notes		
(cost $107,100,104)		**105,857,312**

Options—.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options—.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @ 4	5,300,000	**9,586**
Put Options—.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008 @ 6	10,000,000	**194**
Total Options		
(cost $20,385)		**9,780**

Short-Term Investments—10.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies:		
Federal National Mortgage		
Association, 5.11%, 1/22/07	5,225,000	5,209,425
Federal National Mortgage		
Association, 5.14%, 1/17/07	6,000,000	5,986,293
Total Short-Term Investments		
(cost $11,195,718)		**11,195,718**

Other Investment—1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,285,000)	1,285,000 h	**1,285,000**

Investment of Cash Collateral for Securities Loaned—3.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,093,353)	3,093,353 [h]	**3,093,353**
Total Investments (cost $122,694,560)	**117.6%**	**121,441,163**
Liabilities, Less Cash and Receivables	**(17.6%)**	**(18,157,002)**
Net Assets	**100.0%**	**103,284,161**

[a] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, this security amounted to $495,646 or .5% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Purchased on a forward commitment basis.*

[d] *Notional face amount shown.*

[e] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[f] *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities on loan is $2,999,118 and the total market value of the collateral held by the fund is $3,093,353.*

[g] *Partially held by a broker as collateral for open financial futures positions.*

[h] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	96.0	Asset/Mortgage-Backed	6.5
Short-Term/Money		Futures/Options	.0
Market Investments	15.1		**117.6**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2006 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	101	10,611,313	March 2007	(74,172)
Financial Futures Short				
U.S. Treasury 10 Year Notes	38	(4,083,813)	March 2007	77,781
U.S. Treasury 30 Year Bonds	2	(222,875)	March 2007	4,344
				7,953

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,999,118)–Note 1(b):		
Unaffiliated issuers	118,316,207	117,062,810
Affiliated issuers	4,378,353	4,378,353
Dividends and interest receivable		526,162
Receivable for shares of Beneficial Interest subscribed		30,977
Prepaid expenses		13,043
		122,011,345
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		44,307
Cash overdraft due to Custodian		59,158
Payable for investment securities purchased		15,361,602
Liability for securities on loan–Note 1(b)		3,093,353
Payable for shares of Beneficial Interest redeemed		83,251
Payable for futures variation margin–Note 4		1,375
Accrued expenses		84,138
		18,727,184
Net Assets ($)		**103,284,161**
Composition of Net Assets ($):		
Paid-in capital		110,764,463
Accumulated undistributed investment income–net		127,551
Accumulated net realized gain (loss) on investments		(6,362,409)
Accumulated net unrealized appreciation (depreciation) on investments (including $7,953 net unrealized appreciation on financial futures)		(1,245,444)
Net Assets ($)		**103,284,161**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		6,979,480
Net Asset Value, offering and redemption price per share ($)		**14.80**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Interest	7,150,050
Dividends;	
Affiliated issuers	66,099
Income from securities lending	638
Total Income	**7,216,787**
Expenses:	
Management fee–Note 3(a)	864,458
Shareholder servicing costs–Note 3(b)	194,761
Professional fees	68,985
Trustees' fees and expenses–Note 3(c)	30,120
Custodian fees–Note 3(b)	25,487
Registration fees	24,582
Prospectus and shareholders' reports	20,561
Miscellaneous	25,713
Total Expenses	**1,254,667**
Less–reduction in management fee due to undertaking–Note 3(a)	(318,242)
Net Expenses	**936,425**
Investment Income–Net	**6,280,362**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(2,648,102)[a]
Net realized gain (loss) on financial futures	304,504
Net realized gain (loss) on options transactions	10,665
Net Realized Gain (Loss)	**(2,332,933)**
Net unrealized appreciation (depreciation) on investments and options transactions (including $40,875 net unrealized appreciation on financial futures)	(552,021)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,884,954)**
Net Increase in Net Assets Resulting from Operations	**3,395,408**

[a] On May 26, 2006, the fund had a redemption-in-kind with total proceeds in the amount of $79,747,204. The net realized loss on the transaction of $2,000,580 will not be realized for tax purposes.

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income−net	6,280,362	7,764,314
Net realized gain (loss) on investments	(2,332,933)	(3,050,044)
Net unrealized appreciation (depreciation) on investments	(552,021)	2,718,081
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,395,408**	**7,432,351**
Dividends to Shareholders from ($):		
Investment income−net	**(6,475,867)**	**(9,036,850)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	6,983,129	15,962,167
Dividends reinvested	5,367,652	8,069,218
Cost of shares redeemed	(114,862,073)	(45,571,313)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(102,511,292)**	**(21,539,928)**
Total Increase (Decrease) in Net Assets	**(105,591,751)**	**(23,144,427)**
Net Assets ($):		
Beginning of Period	208,875,912	232,020,339
End of Period	**103,284,161**	**208,875,912**
Undistributed investment income−net	127,551	97,334
Capital Share Transactions (Shares):		
Shares sold	472,821	1,062,641
Shares issued for dividends reinvested	364,139	537,405
Shares redeemed	(7,853,392)	(3,037,691)
Net Increase (Decrease) in Shares Outstanding	**(7,016,432)**	**(1,437,645)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.92	15.03	15.47	15.62	15.25
Investment Operations:					
Investment income−net[a]	.65	.52	.64	.53	.63
Net realized and unrealized gain (loss) on investments	(.10)	(.02)	(.22)	.01	.70
Total from Investment Operations	.55	.50	.42	.54	1.33
Distributions:					
Dividends from investment income−net	(.67)	(.61)	(.71)	(.60)	(.68)
Dividends from net realized gain on investments	−	−	(.15)	(.09)	(.28)
Total Distributions	(.67)	(.61)	(.86)	(.69)	(.96)
Net asset value, end of period	14.80	14.92	15.03	15.47	15.62
Total Return (%)	3.65	3.45	2.81	3.54	8.87
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.87	.78	.81	.84	.82
Ratio of net expenses to average net assets	.65	.65	.66	.68	.65
Ratio of net investment income to average net assets	4.36	3.49	4.20	3.40	4.06
Portfolio Turnover Rate	317.81[b]	507.25[b]	538.15[b]	558.50[b]	557.74
Net Assets, end of period ($ x 1,000)	103,284	208,876	232,020	259,262	272,455

[a] Based on average shares outstanding at each month end.
[b] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 56.36%, 128.23%, 254.55% and 136.96%, respectively.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Mortgage Securities Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service

(the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after

November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the

Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $108,388, accumulated capital losses $6,289,339 and unrealized depreciation $1,238,076. In addition, the fund had $61,276 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $817,973 of the carryover expires in fiscal 2012, $3,536,615 expires in fiscal 2013 and $1,934,751 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $6,475,867 and $9,036,850, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for paydown gains and losses on mortgage-backed securities, redemption-in-kind shareholder transactions and treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $225,722, increased accumulated net realized gain (loss) on investments by $1,778,623 and decreased paid-in capital by $2,004,345. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, but including the management fee, exceed an annual rate of .65% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduc-

tion in management fee, pursuant to the undertaking, amounted to $318,242 during the period ended December 31, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2006, the fund was charged $77,696 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2006, the fund was charged $77,961 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2006, the fund was charged $25,487 pursuant to the custody agreement.

During the period ended December 31, 2006, the fund was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $53,063, custodian fees $3,513, chief compliance officer fees $2,044 and transfer agency per account fees $11,028, which are offset against an expense reimbursement currently in effect in the amount of $25,341.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended December 31, 2006, amounted to $455,109,410 and $549,325,343, respectively, of which $374,406,686 in purchases and $374,675,929 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2006, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended December 31, 2006:

| Options Written: | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2005	–	–		
Contracts written	19,900,000	18,292		
Contracts terminated:				
Contracts closed	13,900,000	15,679	2,719	12,960
Contracts expired	6,000,000	2,613	–	2,613
Total contracts terminated	19,900,000	18,292	2,719	15,573
Contracts outstanding December 31, 2006	**–**	**–**		

At December 31, 2006, the cost of investments for federal income tax purposes was $122,675,844; accordingly, accumulated net unrealized depreciation on investments was $1,234,681, consisting of $261,874 gross unrealized appreciation and $1,496,555 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus BASIC U.S. Mortgage Securities Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC U.S. Mortgage Securities Fund, including the statements of investments and financial futures, as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC U.S. Mortgage Securities Fund at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended December 31, 2006 as qualifying interest related dividends.

Lynn Martin (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women from March 1993-September 2005
• Advisor to Ameritech (11/05 to present)

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• AT&T Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Foreign Relations

No. of Portfolios for which Board Member Serves: 9

——————————

Daniel Rose (77)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 41

——————————

Philip L. Toia (73)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 9

Sander Vanocur (78)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 41

———————

Anne Wexler (76)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus BASIC
U.S. Mortgage
Securities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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